UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of: March 2017

Commission File Number: 001-35378

Gazit-Globe Ltd.

(Translation of registrant’s name into English)

State of Israel

(Jurisdiction of incorporation or organization)

1 Hashalom Road

Tel-Aviv, Israel 67892

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒  Form 20-F     ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

CONTENTS

Annual and Fourth Quarter Financial Results of Gazit-Globe for the Period Ended December 31, 2016

On March 27, 2017, Gazit-Globe Ltd. (the “Company”) reported to the Israeli Securities Authority and the Tel Aviv Stock Exchange its annual financial report (in Hebrew) for the year ended December 31, 2016. An English translation of the Hebrew report is furnished as Exhibit 99.1 to this Report of Foreign Private Issuer on Form 6-K. In the event of a discrepancy between the Hebrew and English versions, the Hebrew version shall prevail.

Forward Looking Statements

This Report of Foreign Private Issuer on Form 6-K, including the exhibit hereto, may contain forward-looking statements within the meaning of applicable securities laws. In the United States, these statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such statements involve a number of known and unknown risks and uncertainties, many of which are outside our control, that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks detailed in our public filings with the U.S. Securities and Exchange Commission and the Canadian Securities Administrators. Except as required by applicable law, we undertake no obligation to update any forward-looking or other statements herein, whether as a result of new information, future events or otherwise.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gazit-Globe Ltd.

Date: March 29, 2017	By:	/s/ Adi Jemin
	Name:	Adi Jemini
	Title:	Executive Vice President and Chief Financial Officer

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Exhibit Index

Exhibit No.	Description
99.1	Annual Report of Gazit-Globe Ltd. for the year ended December 31, 2016, as published on March 27, 2017 with the Israeli Securities Authority and Tel Aviv Stock Exchange*

*English translation of Hebrew original report

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